                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO.1)

                    Under the Securities Exchange Act of 1934

                             SPECIALTY CATALOG CORP.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   84748Q-10-3

                                 (CUSIP Number)

                          Specialty Acquisition Corp.
                             c/o Kane Kessler, P.C.
                          1350 Avenue of the Americas
                            New York, New York 10019
                         Attn: Jeffrey S. Tullman, Esq.
                                 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   July 20, 2001
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 2 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Specialty Acquisition Corp.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               2,487,815
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            2,487,815
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,487,815
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 3 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         First Global Holdings Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             244,655
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            244,655
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,655
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 4 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oracle Investments and Holdings Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             244,656
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            244,656
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,656
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 5 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ionic Holdings LDC

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             244,655
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            244,655
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,655
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 6 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Marion Naggar Children's Settlement

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of England and Wales
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               733,966
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            733,966
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         733,966
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 7 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Three Greens Holdings Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             98,376
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            98,376
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,376
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 8 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GA Naggar 1982 Settlement

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of England and Wales
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               98,376
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            98,376
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,376
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 9 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Abacus (C.I.) Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of Jersey
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             40,111
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               832,342
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            40,111
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            832,342
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         872,453
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 10 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Abacus Trustees (Jersey) Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of Jersey
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               832,342
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            832,342
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         832,342
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 11 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Guy Naggar

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Italian
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             408,600
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            408,600
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         408,600
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 12 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alexander Enterprise Holding Corp.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               279,700
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            279,700
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         279,700
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.45%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IV
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 13 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Nicolas Berggruen

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               279,700
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            279,700
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         279,700
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.45%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 14 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The David Cicurel Settlement

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of Jersey
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             40,111
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            40,111
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         40,111
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 15 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Martin E. Franklin

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             368,455
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            368,455
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         368,455
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 16 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wynnefield Partners Small Cap Value, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             206,549
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            206,549
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         206,549
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 17 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wynnefield Partners Small Cap Value Offshore Fund, Ltd.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             104,008
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            104,008
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         104,008
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 84748Q-10-3                                        Page 18 of 47 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wynnefield Partners Small Cap Value, L.P. I

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             248,050
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8    SHARED VOTING POWER
       OWNED BY
         EACH               0
      REPORTING        ---------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH
                            248,050
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         248,050
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed May 11, 2001 (the "Schedule 13D") by Specialty Acquisition Corp., Guy Naggar, First Global Holdings Limited, Oracle Investments and Holdings Limited, Ionic Holdings LDC, Marion Naggar Children's Settlement, GA Naggar 1982 Settlement, Abacus (C.I.) Limited, Abacus Trustees (Jersey) Limited, Alexander Enterprise Holding Corp., and Nicolas Berggruen with respect to their beneficial ownership of shares of common stock, par value $.01 per share, of Specialty Catalog Corp., Inc., a Delaware corporation (the "Company") is hereby amended by this Amendment No. 1 to Schedule 13D (the "Schedule 13D/A1"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filing of the Schedule 13D.

Information contained in this statement on Schedule 13D/A1 is as of the date hereof, unless otherwise expressly provided herein.

 Item 1. Security and Issuer.

         (i)      Name and Issuer: Specialty Catalog Corp. (the "Company")

         (ii) Address of the Principal Executive Offices of Issuer: 21 Bristol Drive, South Easton, MA 02375.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value (the "Common Stock").

Item 2.  Identity and Background.

         (a)(b)(c) This statement is being jointly filed by each of the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

                  Specialty Acquisition Corp., a Delaware corporation ("SAC"), was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions. The sole current officer of SAC is Guy Naggar, President. This statement is also being filed by Mr. Naggar, who is employed as an investment banker by Dawnay, Day & Co. Ltd.

                  This statement is also being filed by First Global Holdings Limited ("First Global"), Ionic Holdings LDC ("Ionic"), Oracle Investments and Holdings Limited ("Oracle"), Three Greens Holdings Limited ("Three Greens"), Marion Naggar Children's Settlement ("Marion Naggar Trust"), and GA Naggar 1982 Settlement ("GA Naggar Trust" and together with the Marion Naggar Trust, the "Trusts") by Abacus (C.I.) Limited, in its capacity as trustee of each of the Trusts and Abacus Trustees (Jersey)

                  Limited, in its capacity as trustee of each of the Trusts. The Marion Naggar Trust was formed for the benefit of Marion Naggar's children. Marion Naggar is not a beneficiary or trustee of the Marion Naggar Trust. The GA Naggar Trust was formed for the benefit of Guy Naggar, Marion Naggar, and Mr. and Mrs. Naggar's children. Guy Naggar and Marion Naggar are not trustees of the GA Naggar Trust. First Global, Oracle and Ionic are investment vehicles for the Marion Naggar Trust. Three Greens is an investment vehicle for the GA Naggar Trust. Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited are the trustees of each of the Trusts.

                  This statement is also being filed by The David Cicurel Settlement by Abacus (C.I.) Limited, as trustee. The David Cicurel Settlement was formed by David Cicurel, a director of the Company.

                  This statement is also being filed by Nicolas Berggruen in his capacity as investment advisor to Alexander Enterprise Holding Corp. ("Alexander") and by Alexander in its capacity as a stockholder of the Company.

                  This statement is also being filed by Martin E. Franklin. Mr. Franklin's principal employment is as Chairman and Chief Executive Officer of Marlin Holdings, Inc.

                  This statement is also being filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield Partners"), Wynnefield Partners Small Cap Value Offshore Fund, Ltd. (the "Wynnefield Offshore"), and Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield Partners I"). Wynnefield Capital Management, LLC ("WCM"), is the general partner of Wynnefield Partners and Wynnefield Partners I, each a private investment company. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of Wynnefield Offshore, a private investment company.

                  The address of SAC is:

                  c/o Kane Kessler, P.C.
                  1350 Avenue of the Americas, 26th Floor
                  New York, NY 10019

                  The address of First Global, Three Greens, and Oracle is:
                  Geneva Place
                  2nd Floor
                  Wickham's Cay
                  P.O. Box 3339
                  Road Town

                  Tortola
                  British Virgin Islands

                  The address of Ionic is:
                  First Home Tower
                  British American Center
                  George Town, Grand Cayman
                  Cayman Islands

                  The address of Abacus (C.I.) Limited, Abacus Trustees (Jersey) Limited, the Trusts and The David Cicurel Settlement is:

                  La Motte Chambers
                  St Helier
                  Jersey Channel Islands
                  JE1 1BJ

                  The address of Mr. Naggar is:

                  c/o Dawnay, Day & Co. Ltd.
                  15 Grosvenor Gardens
                  London, England SW1W OBD

                  The principal business office for Mr. Berggruen is:

                  499 Park Avenue
                  New York, New York 10022

                  The principal business office for Alexander is:

                  c/o Midocean Management Ltd.
                  9 Columbus Centre, Pelican Drive
                  Road Town
                  Tortola
                  British Virgin Islands

                  The business address and principal office of Mr. Franklin is:

                  555 Theodore Fremd Avenue
                  Rye, New York 10580

                  The business address of Mr. Obus, Mr. Landes, Wynnefield Partners, Wynnefield Partners I, and Wynnefield Offshore is:

                  450 Seventh Avenue, Suite 509
                  New York, New York 10123

         (d)(e) During the last five years, none of the Reporting Persons or any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Specialty Acquisition Corp. is a Delaware corporation.

                  Each of Wynnefield Partners and Wynnefield Partners I is a Delaware limited partnership.

                  Oracle, First Global, and Three Greens were organized under the laws of the British Virgin Islands.

                  Ionic and Wynnefield Offshore were organized under the laws of the Cayman Islands.

                  Each of the Trusts were organized under the laws of England and Wales.

                  Abacus (C.I.) Limited, Abacus Trustees (Jersey) Limited, and The David Cicurel Settlement were organized under the laws of Jersey.

                  Mr. Naggar is an Italian citizen.

                  Mr. Franklin is a citizen of the United Kingdom.

                  Messrs. Berggruen, Obus, and Landes are citizens of the United States of America.

                  Alexander was organized under the laws of the British Virgin Islands.

                  The Reporting Persons may constitute a "group" for purposes of Rule 13d-5 under the Exchange Act, with respect to their beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 1 (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.


Item 3.  Source and Amount of Funds or Other Consideration.

         On May 4, 2001, a special committee of the board of directors of the Company approved, and the Company and SAC entered into an Agreement and Plan of Recapitalization and Merger (the "Merger Agreement") providing that, upon the terms and subject to the conditions thereof, SAC will merge with and into the Company (the "Merger") with the Company continuing as the surviving corporation.

         As of the date of this statement, the Reporting Persons have not paid any funds or other consideration for purchases of the common stock in connection with the transactions contemplated by the Merger Agreement.

         If the Merger is consummated, the transactions contemplated by the Merger Agreement, the payment of related transaction fees and expenses and the refinancing, contemporaneously with the consummation of the Merger, will be financed from the following sources:

         (i) Approximately $2 million additional borrowings and excess cash under the Company's senior credit facility with Fleet Bank;

         (ii) Approximately $7,500,000 in gross proceeds from the issuance and sale of a potential subordinated debt and warrant investment in SAC. A copy of the non-binding Letter of Intent (the "Letter of Intent") relating to this mezzanine financing is attached as Exhibit 4 to the Schedule 13D; and

         (iii) Approximately $1.7 million in the aggregate contributed by Alexander and Guy Naggar to SAC; and

         In addition, the Reporting Persons intend to have some or all of their Common Stock of the Company rolled into equity of the surviving corporation in the Merger.

         The descriptions of the Merger Agreement, and the Letter of Intent do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits 2 and 4 to the
Schedule 13D, respectively, and incorporated herein by reference.

         The information set forth in Item 4 of this Schedule 13D/A1 is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction.

         The Merger Agreement provides that each issued and outstanding share of Common Stock will be treated in the Merger as follows:

         (a) Each share of Common Stock of the Company (the "Shares"), issued and outstanding immediately prior to the effective time of the Merger (other than the shares, if any, held by the Company in treasury or held by SAC, which will be cancelled, and the shares ("Dissenting Shares") held by stockholders who have exercised their statutory appraisal rights under the Delaware General Corporation Law (the "DGCL")), shall be cancelled and extinguished and be automatically converted into and become a right to receive $3.75 per share in cash upon surrender in the manner provided in the Merger Agreement.

         (b) Each Share which is issued and held in the treasury of the Company immediately prior to the effective time or issued and outstanding and owned by the Company or by SAC, shall be cancelled and retired, and no payment shall be made with respect thereto.

         (c) Each share of capital stock of SAC issued and outstanding immediately prior to the effective time shall be converted into capital stock of the surviving corporation with the same rights and terms as immediately prior to the Merger.

         The Merger is subject to various conditions, including, but not limited to, (i) the adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of the majority of shares of Common Stock, (ii) the absence of any temporary restraining order, injunction or other order issued by any governmental authority or legal restraint or prohibition preventing the consummation of the Merger, and (iii) SAC receiving cash proceeds from debt and equity financing sufficient to consummate transactions contemplated by the Merger Agreement.

         As a result of the Merger, (i) the Certificate of Incorporation and By-laws of the surviving corporation will be those of the Company, as in effect immediately prior to the effective time of the Merger, (ii) the Common Stock would cease to be authorized and recorded on any national securities exchange, or over-the-counter market, (iii) the Common Stock would be delisted from registration under the Exchange Act, and (iv) the officers of SAC would become the officers of the surviving corporation and the directors of SAC would become the directors of the surviving corporation.

         Immediately prior to the signing of the Merger Agreement, on May 4, 2001, each of First Global, Ionic, Oracle, Three Greens, Guy Naggar, and Alexander (the "Initial Stockholders") entered into the Stockholders Agreement in respect of the capital stock of SAC. The Stockholders Agreement, in general and among other things, contains a voting agreement reflecting composition of the board of directors, restricts the transfer of securities of SAC, subject to certain exempt transfers, and provides for "take-along" obligations, "come-along" rights, pre-emptive rights and rights of first offer with respect to the securities of SAC.

         Pursuant to the terms of the Stockholders Agreement simultaneously with the closing of the transactions contemplated by the Merger Agreement and immediately prior to the Merger, each of the Reporting Stockholders, together with additional stockholders who execute a subscription agreement, shall purchase additional shares of common stock of SAC by (i) contributing to SAC any or all of their shares of Common Stock of the Company, owned by each stockholder, (ii) making an additional cash contribution to SAC; or (iii) a combination of (i) and (ii) above, in accordance with the terms and conditions of the subscription agreements (collectively, the "Subscription Agreement"), to be entered into by the Company and each of the respective stockholders of SAC. It is intended that at the effective time of the Merger, each of Alexander on the one hand, and Guy Naggar and the Trusts on the other hand, shall hold approximately 26% and 50%, respectively, of the outstanding shares of the Company on a primary basis.

         Upon consummation of the Merger, the Stockholders Agreement shall survive and remain in full force and effect as the stockholders agreement of the Company.

         The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 3 to the
Schedule 13D and is hereby incorporated herein by reference. The information set forth in Item 3 of this Schedule 13D/A1 is hereby incorporated herein by reference.

         Other stockholders, certain members of management, and certain members of the Board of Directors of the Company, including Martin Franklin, The David Cicurel Settlement, Wynnefield Partners, Wynnefield Partners I, and Wynnefield Offshore, have been invited to and have determined to participate with the Initial Stockholders in the Merger.

         On July 20, 2001, each of the Reporting Persons entered into Subscription Agreements with SAC for a number of shares of SAC. Pursuant to the terms of their respective Subscription Agreements, the Reporting Persons agreed to contribute, immediately prior to the closing of the Merger, a portion of their shares of Common Stock to SAC in exchange for shares of common stock of SAC. In addition, the subscription agreements entered into by each of Mr. Naggar and Alexander provide that, immediately prior to the closing of the Merger, Mr. Naggar and Alexander shall purchase from SAC an additional number of shares of common stock of SAC.

          Among other things, each of the Reporting Persons also agreed (i) to certain voting and transfer restrictions with respect to the portion of their shares of Common Stock of the Company, and (ii) to vote all of their shares of Common Stock of the Company in favor of the Merger and the Merger Agreement.

         The foregoing is a brief summary of the material provisions of the Subscription Agreements and does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements. A copy of each of Mr. Naggar and Alexander's Subscription Agreement is filed as Exhibit 2 and 3, respectively, to this Schedule 13D/A1 and is hereby incorporated herein by reference. A form of the other Reporting Persons' Subscription Agreement is filed as Exhibit 4 to this Schedule 13D/A1 and is hereby incorporated herein by reference.

         Other than as set forth and as disclosed in Item 6 below, none of the Reporting Persons or any other persons required to be identified in Item 2 of this statement pursuant to Instruction C of Schedule 13D has any plans or proposals which relate to or result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of the Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of their positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

         The Reporting Persons may at any time reconsider and change their plans relating to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.

         The Company has represented in the Merger Agreement that as of May 4, 2001, there were 4,337,886 shares of Common Stock outstanding. As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 2,487,815 shares of Common Stock (including 27,200 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2001), or approximately 57.0% of the Common Stock then outstanding.

         By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members of the Reporting Group. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (a)(b) SAC does not currently directly own any shares of Common Stock. However, pursuant to the Stockholders Agreement and assuming that the Reporting Persons enter into the Subscription Agreements, SAC may be deemed to have beneficial ownership over the 2,487,815 shares of Common Stock (including 27,200 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group") beneficially owned by the Reporting Persons, constituting approximately 57.0% of the Common Stock of the Company as of July 20, 2001.

                  First Global has sole voting power and sole dispositive power with respect to 244,655 shares of Common Stock, Oracle has sole voting power and sole dispositive power with respect to 244,656 shares of Common Stock, and Ionic has sole voting power and sole dispositive power with respect to 244,655 shares of Common Stock. The Marion Naggar Trust may be deemed to have shared voting and dispositive power of 733,966 shares of Common Stock, or 16.9% based on 4,337,886 shares of Common Stock outstanding, because it is the sole shareholder of First Global, Oracle and Ionic.

                  Three Greens has sole voting power and sole dispositive power with respect to 98,376 shares of Common Stock. The GA Naggar Trust may be deemed to have shared voting and dispositive power of 98,376 shares of Common Stock, or 2.3% based on 4,337,886 shares of Common Stock outstanding, because it is the sole shareholder of Three Greens.

                  First Global disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or Ionic. Oracle disclaims beneficial ownership of any shares owned by First Global, Three Greens, or Ionic. Ionic disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or First Global. Three Greens disclaims beneficial ownership of any shares owned by Oracle, Ionic, or First Global.

                  Each of Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited may be deemed to have shared voting and dispositive power of 832,342 shares of Common Stock, or 19.2% based on 4,337,886 shares of Common Stock outstanding, in their capacity as the trustees of each of the Trusts.

                  Abacus (C.I.) Limited, as trustee of The David Cicurel Settlement, may be deemed to have sole voting and dispositive power of an additional 40,111 shares of Common Stock, or 0.9% based on 4,337,886 shares of Common Stock outstanding, in its capacity as the trustee of The David Cicurel Settlement but disclaims beneficial ownership over any shares held by The David Cicurel Settlement.

                  Mr. Naggar beneficially owns an aggregate of 408,600 shares of the Common Stock, or 9.4% based on 4,341,486 shares (adjusted for the theoretical issuance of the shares Mr. Naggar is deemed to be the beneficial owner of as a result of options to purchase such shares exercisable within 60 days of the date hereof) of Common Stock outstanding. Mr. Naggar is a director of the Company, and has received as part of his compensation as a director an exercisable option to purchase 3,333 shares of Common Stock at a price of $2.50 per share and an exercisable option (the "Options") to purchase 3,600 shares of Common Stock at a price of $6.50 per share which are exercisable within 60 days from the date hereof. The market value of the Common Stock is, as of the date hereof, significantly below $6.50 a share and it is therefore unlikely that such options will be exercised in the immediate future. Mr. Naggar has sole voting and dispositive power with respect to 408,600 shares of the Common Stock, including shares underlying such Options.

                  Alexander holds 279,700 shares of Common Stock of the Company, or 6.45% of the 4,337,886 outstanding shares (as disclosed in the Merger Agreement). Mr. Berggruen may be deemed to beneficially own the shares of Common Stock held by Alexander since he is the investment advisor to Alexander and has the power to direct the voting and disposition of the shares of Common Stock held by Alexander. As a result, Mr. Berggruen and Alexander may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by Alexander. Alexander and Mr. Berggruen disclaim beneficial ownership of any shares held by any of the other Reporting Persons.

                  Mr. Franklin beneficially owns an aggregate of 368,455 shares of Common Stock, or 8.5% based on 4,358,153 shares (adjusted for the theoretical issuance of the shares Mr. Franklin is deemed to be the beneficial owner of as a result of options to purchase such shares exercisable within 60 days of the date hereof) of Common Stock outstanding, including 15,000 shares of Common Stock beneficially owned by custodial accounts for each of Mr. Franklin's three minor children (the "Custodial Accounts"). Mr. Franklin has the sole power to vote and the sole power to dispose of the 333,188 shares of Common Stock and 20,267 options he beneficially owns. Mr. Franklin is the custodian of each of the Custodial Accounts, and in such capacity has the power to vote or direct the vote and to dispose or direct the disposition with respect to the 15,000 shares of Common Stock owned by the Custodial Accounts. As the custodian of each of the Custodial Accounts, Mr. Franklin may be deemed to be the beneficial owner of the shares of Common Stock that are owned the Custodial Accounts. Mr. Franklin disclaims beneficial ownership of the shares of Common Stock owned by the Custodial Accounts.

                  Wynnefield Partners has sole voting power and sole dispositive power with respect to 206,549 shares of Common Stock, Wynnefield Partners I has sole voting power and sole dispositive power with respect to 248,050 shares of Common Stock, and Wynnefield Offshore has sole voting power and sole dispositive power with respect to 104,008 shares of Common Stock. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of Wynnefield Partners and Wynnefield Partners I, and as officers of Wynnefield Offshore's investment manager, may be deemed to have indirect beneficial ownership of such shares owned by Wynnefield Partners, Wynnefield Partners I, and Wynnefield Offshore. The shares owned by Wynnefield Partners, Wynnefield Partners I, and Wynnefield Offshore represent approximately 12.88% of the outstanding shares of Common Stock of the Issuer, based on the 4,337,886 shares of Common Stock. Pursuant to Rule 13d-4 of the General Rules and Regulations under the Exchange Act, Mr. Obus and Mr. Landes disclaim beneficial ownership of any shares of Common Stock owned by any of the Reporting Persons and disclaim membership in the Reporting Group with respect to such shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder. Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of Wynnefield Partners and Wynnefield Partners I, and as officers of Wynnefield Offshore 's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by each of Wynnefield Partners, Wynnefield Partners I, and Wynnefield Offshore.

                  Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock held by any of the other Reporting Persons.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Under Stock Option Exercise Agreements entered into with the Company, each of Mr. Naggar and Mr. Franklin will, at the time of the merger and pursuant to options granted under the Company's 2000 Stock Incentive Plan, purchase a number of shares of Common Stock of the Company, payment for which shall be made in whole with shares of Common Stock of the Company obtained through the exercise of such options and surrendered in lieu of the payment of cash for such exercise. The Stock Option Exercise Agreements also provide that the purchased shares shall vest in accordance with a vesting schedule set forth therein. Unvested shares are subject to forfeiture upon the option holder's termination of employment with the Company.

         The foregoing description of the Stock Option Exercise Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, the form of which is filed as Exhibit 5 to this Schedule 13D/A1 and is hereby incorporated herein by reference..

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D/A1, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D/A1, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -       Joint Filing Agreement, dated July 31, 2001, by
                           and among First Global Holdings Limited, Oracle
                           Investments and Holdings Limited, Ionic Holdings LDC,
                           Three Greens Holdings Limited, Marion Naggar
                           Children's Settlement, GA Naggar 1982 Settlement,
                           Abacus (C.I.) Limited, Abacus Trustees (Jersey)
                           Limited, Guy Naggar, Nicolas Berggruen, Alexander
                           Enterprise Holding Corp., The David Cicurel
                           Settlement, Martin E. Franklin, Wynnefield Partners
                           Small Cap Value, L.P., Wynnefield Partners Small Cap
                           Value, L.P. I, and Wynnefield Partners Small Cap
                           Value Offshore Fund, Ltd.

         Exhibit 2 -       Subscription Agreement, dated July 20, 2001, between
                           Specialty Acquisition Corp. and Guy Naggar

         Exhibit 3 -       Subscription  Agreement,  dated July 20, 2001,
                           between Specialty  Acquisition Corp. and Alexander
                           Enterprise Holding Corp.

         Exhibit 4 -       Form of Subscription Agreement between Specialty
                           Acquisition Corp. and each of the other Reporting
                           Persons

         Exhibit 5 -       Form of draft Stock Option Exercise Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001


                                         SPECIALTY ACQUISITION CORP.


                                         By: /s/ Guy Naggar
                                            ---------------------------------
                                            Name:  Guy Naggar
                                            Title: President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                        FIRST GLOBAL HOLDINGS LIMITED


                                         By: /s/ Elizabeth Le Poidevin
                                            ---------------------------------
                                            Name:  Elizabeth Le Poidevin
                                            Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                        IONIC HOLDINGS LDC


                                         By: /s/ Elizabeth Le Poidevin
                                            ---------------------------------
                                            Name:  Elizabeth Le Poidevin
                                            Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                       ORACLE INVESTMENTS AND HOLDINGS LIMITED



                                        By: /s/ Elizabeth Le Poidevin
                                           ---------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                  MARION NAGGAR CHILDREN'S SETTLEMENT


                                  By: /s/ Elizabeth Le Poidevin
                                     ---------------------------------
                                     Name:  Elizabeth Le Poidevin
                                     Title: Director, Abacus (C.I.)
                                            Limited and Abacus Trustees (Jersey)
                                            Limited, Trustees

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                       ABACUS TRUSTEES (JERSEY) LIMITED



                                        By: /s/ Elizabeth Le Poidevin
                                           ---------------------------------
                                        Name:  Elizabeth Le Poidevin
                                        Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                       ABACUS (C.I.) LIMITED



                                        By: /s/ Elizabeth Le Poidevin
                                           ----------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                       GA NAGGAR 1982 SETTLEMENT



                                       By: /s/ Elizabeth Le Poidevin
                                          ----------------------------------
                                          Name:  Elizabeth Le Poidevin
                                          Title: Director, Abacus (C.I.) Limited
                                                 and Abacus Trustees (Jersey)
                                                 Limited, Trustees

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                           THREE GREENS HOLDINGS LIMITED



                                        By: /s/ Elizabeth Le Poidevin
                                           ----------------------------------
                                            Name:  Elizabeth Le Poidevin
                                            Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                         THE DAVID CICUREL SETTLEMENT


                                      By: /s/ Elizabeth Le Poidevin
                                         ----------------------------------
                                         Name:  Elizabeth Le Poidevin
                                         Title: Director, Abacus (C.I.) Limited,
                                                Trustee

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                         /s/ Guy Naggar
                                         ------------------------------
                                         Guy Naggar

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001



                                         /s/ Nicolas Berggruen
                                         -----------------------------
                                         Nicolas Berggruen

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                           ALEXANDER ENTERPRISE
                                           HOLDING CORP.


                                        By: /s/ Jared Bluestein
                                           ----------------------------
                                           Name:  Jared Bluestein
                                           Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001



                                         /s/ Martin E. Franklin
                                         -----------------------------
                                         Martin E. Franklin

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001


                                       WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                       By: Wynnefield Capital Management, LLC
                                           General Partner

                                       By: /s/ Nelson Obus
                                          ---------------------------
                                          Name:  Nelson Obus
                                          Title: Managing Member

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                                   By: Wynnefield Capital Management, LLC
                                       General Partner

                                   By: /s/ Nelson Obus
                                      -----------------------------
                                      Name:  Nelson Obus
                                      Title: Managing Member

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2001

                                          WYNNEFIELD PARTNERS SMALL CAP VALUE
                                          OFFSHORE FUND, LTD.
                                          By: Wynnefield Capital, Inc.

                                       By: /s/ Nelson Obus
                                          ------------------------------
                                          Name:  Nelson Obus
                                          Title: President

                       SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D/A1 and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

         In Witness Whereof, the undersigned have either signed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date:  July 31, 2001

FIRST GLOBAL HOLDINGS LIMITED           IONIC HOLDINGS LDC

By: /s/ Elizabeth Le Poidevin           By: /s/ Elizabeth Le Poidevin
   ---------------------------             ---------------------------
   Name:  Elizabeth Le Poidevin            Name:  Elizabeth Le Poidevin
   Title: Director                         Title: Director

ORACLE INVESTMENTS AND                  THREE GREENS HOLDINGS LIMITED
HOLDINGS LIMITED

By: /s/ Elizabeth Le Poidevin           By: /s/ Elizabeth Le Poidevin
   ---------------------------             ---------------------------
   Name:  Elizabeth Le Poidevin            Name:  Elizabeth Le Poidevin
   Title: Director                         Title: Director

ABACUS TRUSTEES (JERSEY) LIMITED        ABACUS (C.I.) LIMITED

By: /s/ Elizabeth Le Poidevin           By: /s/ Elizabeth Le Poidevin
  ---------------------------              ---------------------------
  Name:  Elizabeth Le Poidevin             Name:  Elizabeth Le Poidevin
  Title: Director                          Title: Director

MARION NAGGAR CHILDRENS'S               GA NAGGAR 1982 SETTLEMENT
SETTLEMENT

By: /s/ Elizabeth Le Poidevin           By: /s/ Elizabeth Le Poidevin
   ---------------------------             ---------------------------
   Name:  Elizabeth Le Poidevin            Name:  Elizabeth Le Poidevin
   Title: Director, Abacus(C.I.)           Title: Director, Abacus (C.I.)
          Limited and Abacus Trustees             Limited and Abacus Trustees
          (Jersey) Limited, Trustees              (Jersey) Limited, Trustee

THE DAVID CICUREL SETTLEMENT

By: /s/ Elizabeth Le Poidevin
   ---------------------------
   Name:  Elizabeth Le Poidevin
   Title: Director, Abacus (C.I.)
          Limited, Trustee

                                        SPECIALTY ACQUISITION CORP.


/s/ Guy Naggar                          By: /s/ Guy Naggar
---------------------------                ---------------------------
Guy Naggar                                 Name:  Guy Naggar
                                           Title: President

                                        ALEXANDER ENTERPRISE HOLDING CORP.

/s/ Nicolas Berggruen                   By: /s/ Jared Bluestein
---------------------------                ---------------------------
Nicolas Berggruen                          Name:  Jared Bluestein
                                           Title: Director

/s/ Martin E. Franklin
---------------------------
Martin E. Franklin

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
By: Wynnefield Capital Management, LLC
    General Partner

By: /s/ Nelson Obus
   ---------------------------
   Name:  Nelson Obus
   Title: Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.I   WYNNEFIELD PARTNERS SMALL CAP VALUE
By: Wynnefield Capital Management, LLC       OFFSHORE FUND, LTD.
    General Partner                          By: Wynnefield Capital, Inc.


By: /s/ Nelson Obus                          By: /s/ Nelson Obus
   ---------------------------                   ---------------------------
   Name:  Nelson Obus                            Name:  Nelson Obus
   Title: Managing Member                        Title: President